Exhibit 3.1

CLECO CORPORATION RESOLUTIONS

Amendment to Bylaws

RESOLVED, That Section 3 of Article III of Cleco Corporation’s Bylaws hereby is amended, effective July 25, 2008, to read in its entirety as follows:

Section 3. Annual and Regular Meetings.  Within 45 days after each annual meeting of shareholders, and if possible on the date of each annual meeting of shareholders immediately following each such meeting, the board of directors shall hold an annual meeting for the purpose of electing officers and transacting other corporate business. Such meeting shall be called in the manner for calling regular or special meetings of the board of directors.

Except as otherwise provided by resolution of the board of directors, other regular meetings of the board of directors shall be held on the last Friday in January, July and October at such places as the chief executive officer or president may direct in the notices of such meetings.  At least five days' notice by mail or written telecommunication shall be given to each director of the time and place of holding each regular meeting of the board of directors.